UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 3 )*

                            nStor Technologies, Inc.
                            ________________________
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         ______________________________
                         (Title of Class of Securities)

                                   67018N 10 8
                                 ______________
                                 (CUSIP Number)


                                 Bernard Marden
                           1290 South Ocean Boulevard
                            Palm Beach, Florida 33480
                                 (561) 833-2001
            ________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 20, 2004
             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP No. 67018N 10 8                                          Page 2 of 4 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------

           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

           Bernard A. Marden (###-##-####)
---------- ---------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
    2                                                        (b) [X]

---------- ---------------------------------------------------------------------

           SEC USE ONLY
    3

---------- ---------------------------------------------------------------------

           SOURCE OF FUNDS*
    4
           PF
---------- ---------------------------------------------------------------------

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5      ITEMS 2(d) or 2(e) [ ]

---------- ---------------------------------------------------------------------

           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           U.S.A.
---------- ---------------------------------------------------------------------

                                  SOLE VOTING POWER
                            7
       Number of                  17,330,981
         Shares
      Beneficially        ------- ----------------------------------------------
        Owned by
          Each                    SHARED VOTING POWER
        Reporting           8
         Person                   4,305,058
          With
                          ------- ----------------------------------------------

                                  SOLE DISPOSITIVE POWER
                            9
                                  17,330,981
                          ------- ----------------------------------------------

                                  SHARED DISPOSITIVE POWER
                            10
                                  4,305,058
---------- ---------------------------------------------------------------------

           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           21,636,039
---------- ---------------------------------------------------------------------

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   12      SHARES* [ ]

---------- ---------------------------------------------------------------------

           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           13.1%
---------- ---------------------------------------------------------------------

           TYPE OF REPORTING PERSON*
   14
           IN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D
                                                               Page 3 of 4 Pages

This amendment to Schedule 13D (the "Amendment") is filed as Amendment No. 3 to the Statement on Schedule 13D, dated September 28, 2001 (the "Schedule 13D"), filed by Bernard A. Marden. This Amendment reflects material changes to the
Schedule 13D. Such material changes are more fully reflected in Item 5 below. Unless set forth below, all previous Items are unchanged.

Item 5. Interest in Securities of the Issuer.

This Amendment to Schedule 13D reflects a change in the number of shares and the percentage interest represented thereby of the Company's Common Stock held by the reporting person as a result of the transactions described in 5(c) below.

(a) Mr. Marden is currently the beneficial owner of 21,636,039 shares of the Company's Common Stock representing 13.1% of the Company's Common Stock. Of these, (i) 21,067,289 shares are held directly by Mr. Marden, including 4,080,058 shares owned by a trust for which Mr. Marden is a trustee; and (ii) 568,750 shares of Common Stock are issuable upon the exercise or conversion of currently exercisable options and warrants, or currently convertible securities, held by Mr. Marden or the trust.

(b) Mr. Marden has sole dispositive and voting power over 17,330,981 shares of the Company's Common Stock. Mr. Marden has shared dispositive and voting power over 4,305,058 shares of the Company's Common Stock.

(c) Since the most recent filing on Schedule 13D made by Mr. Marden on September 28, 2001 for a March 14, 2001 event, Mr. Marden has effected the following transactions involving the Company's Common Stock:

               On April 20, 2004, Mr. Marden granted H. Irwin Levy an irrevocable proxy (the "Proxy") with respect to 21,636,039 shares of the Company's Common Stock (13.1%). The Proxy, which expires on July 31, 2004, gives Mr. Levy the right to vote the shares of the Company's Common Stock beneficially owned by Mr. Marden for the following proposal:

               1. Approval of the issuance of shares of the Company's capital stock in the event that the Company completes certain transactions, on such terms and conditions as may be approved by the Company's Board of Directors.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:     April 23, 2004


                                                   /s/ Bernard Marden
                                                   Bernard Marden